UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 24, 2018
(Date of earliest event reported)

ELIO MOTORS, INC.
(Exact name of issuer as specified in its charter)

Delaware	27-1288581
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2942 North 24th Street, Suite 114-700, Phoenix, Arizona 85016
 (Full mailing address of principal executive offices)

(480) 500-6800
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, $0.01 par value

Item 8. Certain Unregistered Sales of Equity Securities

On April 24, 2018, Elio Motors, Inc., a Delaware corporation (the “Company”) entered into a Share Purchase Agreement (the “SPA”) with Overstock.com, Inc., a Delaware corporation (“Overstock”).

Pursuant to the terms of the SPA, the Company agreed to sell to Overstock $2,500,000 of newly issued shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”) at $2.75 per share in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), or Regulation D promulgated thereunder.  The Company intends to use the proceeds of the new investment to fund capital expenditures and repay certain outstanding debt and accounts payable.

The shares of Common Stock have not been registered under the Act. Accordingly, the shares of Common Stock may not be offered or sold in the U.S. except pursuant to an effective registration statement or an applicable exemption from the registration requirements under the Act.

Contemporaneous with the execution of the SPA, the Company and Overstock entered into a Registration Rights Agreement (“RRA”). Pursuant to the terms of the RRA, the Company has agreed to file, at its expense, for the benefit of Overstock, a registration statement for the resale of the shares of Common Stock within 120 days of closing of the private placement, subject to any resale limitation imposed by the Securities Exchange Commission. The RRA also provides certain piggyback registration rights regarding the shares of Common Stock.

The foregoing summaries of the SPA and the RRA do not purport to be complete, and are qualified in their entirety by reference to the full text of the SPA and the RRA which are filed as exhibits hereto.

Exhibit Index

Exhibit No.	Document
6.1	Share Purchase Agreement dated April 24, 2018
6.2	Registration Rights Agreement dated April 24, 2018

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elio Motors, Inc.

Date: April 26, 2018	By:	/s/ Paul Elio
Paul Elio
Chief Executive Officer